# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EXELIXIS, INC., CIK 0000939767
CUSIP: 30161Q104
Title of class of securities: Common Stock, par value $0.001 per share (the "Shares")
Address of issuer's principal executive offices: 1851 Harbor Bay Parkway, Alameda, California (CA), 94502
Date of event which requires filing of this statement: 03/05/2025
Amends the filing with accession number 0000908834-24-000125
Filed by CIK 0001175707
Persons authorized to receive notices and communications: Hannah E. Dunn, Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California (CA), 94111, (415) 421-2132

## Reporting persons
- Farallon Capital Partners, L.P. (CIK 0001175707): type of reporting person: partnership (PN); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,738,420; sole dispositive power 0; shared dispositive power 1,738,420; aggregate amount beneficially owned 1,738,420 (0.6% of the class)
- Farallon Capital Institutional Partners, L.P. (CIK 0000886687): type of reporting person: partnership (PN); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,075,682; sole dispositive power 0; shared dispositive power 2,075,682; aggregate amount beneficially owned 2,075,682 (0.7% of the class)
- Farallon Capital Institutional Partners II, L.P. (CIK 0001245628): type of reporting person: partnership (PN); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 592,697; sole dispositive power 0; shared dispositive power 592,697; aggregate amount beneficially owned 592,697 (0.2% of the class)
- Farallon Capital Institutional Partners III, L.P. (CIK 0001245629): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 285,899; sole dispositive power 0; shared dispositive power 285,899; aggregate amount beneficially owned 285,899 (0.1% of the class)
- Four Crossings Institutional Partners V, L.P. (CIK 0001690212): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 376,947; sole dispositive power 0; shared dispositive power 376,947; aggregate amount beneficially owned 376,947 (0.1% of the class)
- Farallon Capital Offshore Investors II, L.P. (CIK 0001340990): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,557,797; sole dispositive power 0; shared dispositive power 3,557,797; aggregate amount beneficially owned 3,557,797 (1.3% of the class)
- Farallon Capital (AM) Investors, L.P. (CIK 0001501082): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 201,047; sole dispositive power 0; shared dispositive power 201,047; aggregate amount beneficially owned 201,047 (0.1% of the class)
- Farallon Capital F5 Master I, L.P. (CIK 0001643763): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 735,808; sole dispositive power 0; shared dispositive power 735,808; aggregate amount beneficially owned 735,808 (0.3% of the class)
- Farallon Healthcare Partners Master, L.P. (CIK 0001871852): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 13,875,203; sole dispositive power 0; shared dispositive power 13,875,203; aggregate amount beneficially owned 13,875,203 (5% of the class)
- Farallon Partners, L.L.C. (CIK 0001040153): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 22,703,692; sole dispositive power 0; shared dispositive power 22,703,692; aggregate amount beneficially owned 22,703,692 (8.1% of the class)
- Farallon Institutional (GP) V, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 376,947; sole dispositive power 0; shared dispositive power 376,947; aggregate amount beneficially owned 376,947 (0.1% of the class)
- Farallon F5 (GP), L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 735,808; sole dispositive power 0; shared dispositive power 735,808; aggregate amount beneficially owned 735,808 (0.3% of the class)
- Farallon Healthcare Partners (GP), L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,875,203; sole dispositive power 0; shared dispositive power 13,875,203; aggregate amount beneficially owned 13,875,203 (5% of the class)
- Dapice Joshua J. (CIK 0001960821): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 23,439,500; sole dispositive power 0; shared dispositive power 23,439,500; aggregate amount beneficially owned 23,439,500 (8.4% of the class)
- Dreyfuss, Philip D. (CIK 0001693981): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 23,439,500; sole dispositive power 0; shared dispositive power 23,439,500; aggregate amount beneficially owned 23,439,500 (8.4% of the class)
- Dunn Hannah E. (CIK 0001960890): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 23,439,500; sole dispositive power 0; shared dispositive power 23,439,500; aggregate amount beneficially owned 23,439,500 (8.4% of the class)
- Fried, Richard B (CIK 0001245637): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 23,439,500; sole dispositive power 0; shared dispositive power 23,439,500; aggregate amount beneficially owned 23,439,500 (8.4% of the class)
- Gehani, Varun N. (CIK 0001904298): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 23,439,500; sole dispositive power 0; shared dispositive power 23,439,500; aggregate amount beneficially owned 23,439,500 (8.4% of the class)
- Giauque, Nicolas (CIK 0001372970): type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 23,439,500; sole dispositive power 0; shared dispositive power 23,439,500; aggregate amount beneficially owned 23,439,500 (8.4% of the class)
- Kim, David T. (CIK 0001595643): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 23,439,500; sole dispositive power 0; shared dispositive power 23,439,500; aggregate amount beneficially owned 23,439,500 (8.4% of the class)
- Linn, Michael G. (CIK 0001495856): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 23,439,500; sole dispositive power 0; shared dispositive power 23,439,500; aggregate amount beneficially owned 23,439,500 (8.4% of the class)
- Luo Patrick (Cheng) (CIK 0002054041): type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 23,439,500; sole dispositive power 0; shared dispositive power 23,439,500; aggregate amount beneficially owned 23,439,500 (8.4% of the class)
- Patel, Rajiv A. (CIK 0001275110): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 23,439,500; sole dispositive power 0; shared dispositive power 23,439,500; aggregate amount beneficially owned 23,439,500 (8.4% of the class)
- Roberts, Jr., Thomas G. (CIK 0001453042): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 23,439,500; sole dispositive power 0; shared dispositive power 23,439,500; aggregate amount beneficially owned 23,439,500 (8.4% of the class)
- Saito Edric C. (CIK 0001960819): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 23,439,500; sole dispositive power 0; shared dispositive power 23,439,500; aggregate amount beneficially owned 23,439,500 (8.4% of the class)
- Seybold, William (CIK 0001693980): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 23,439,500; sole dispositive power 0; shared dispositive power 23,439,500; aggregate amount beneficially owned 23,439,500 (8.4% of the class)
- Short Daniel S. (CIK 0001960871): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 23,439,500; sole dispositive power 0; shared dispositive power 23,439,500; aggregate amount beneficially owned 23,439,500 (8.4% of the class)
- Spokes, Andrew J. M. (CIK 0001372968): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 23,439,500; sole dispositive power 0; shared dispositive power 23,439,500; aggregate amount beneficially owned 23,439,500 (8.4% of the class)
- Warren, John R. (CIK 0001509711): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 23,439,500; sole dispositive power 0; shared dispositive power 23,439,500; aggregate amount beneficially owned 23,439,500 (8.4% of the class)
- Wehrly, Mark C. (CIK 0001245635): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 23,439,500; sole dispositive power 0; shared dispositive power 23,439,500; aggregate amount beneficially owned 23,439,500 (8.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share (the "Shares")
Name of issuer: EXELIXIS, INC.
Address of issuer's principal executive offices: 1851 Harbor Bay Parkway, Alameda, California (CA), 94502

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 5 to Schedule 13D (this "Amendment") hereby amends and supplements Item 2(a) by deleting the text under the caption "The Farallon Individual Reporting Persons" and replacing it in its entirety, to read as follows:

"(xiv) The following persons, each of whom is a managing member or senior managing member, as the case may be, of the Farallon General Partner, and a manager or senior manager, as the case may be, of the FCIP V General Partner, the F5MI General Partner and the FHPM General Partner, with respect to the Shares held by the Farallon Funds: Joshua J. Dapice ("Dapice"); Philip D. Dreyfuss ("Dreyfuss"); Hannah E. Dunn ("Dunn"); Richard B. Fried ("Fried"); Varun N. Gehani ("Gehani"); Nicolas Giauque ("Giauque"); David T. Kim ("Kim"); Michael G. Linn ("Linn"); Patrick (Cheng) Luo ("Luo"); Rajiv A. Patel ("Patel"); Thomas G. Roberts, Jr. ("Roberts"); Edric C. Saito ("Saito"); William Seybold ("Seybold"); Daniel S. Short ("Short"); Andrew J. M. Spokes ("Spokes"); John R. Warren ("Warren"); and Mark C. Wehrly ("Wehrly").

Dapice, Dreyfuss, Dunn, Fried, Gehani, Giauque, Kim, Linn, Luo, Patel, Roberts, Saito, Seybold, Short, Spokes, Warren and Wehrly are together referred to herein as the "Farallon Individual Reporting Persons."

This Amendment reports that effective January 1, 2025, Luo became a member of the Farallon General Partner, a manager of the FCIP V General Partner, a manager of the F5MI General Partner and a manager of the FHPM General Partner. Accordingly, as of that date, Luo may be deemed a beneficial owner of the Shares held by the Farallon Funds.

The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Exhibit 1.01 hereto."
Residence or business address:
This Amendment hereby amends and restates Item 2(b) in its entirety, to read as follows:

"The address of the principal business office of (i) each of the Farallon Funds is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111, and (ii) each of the FCIP V General Partner, the F5MI General Partner, the FHPM General Partner and the Farallon Individual Reporting Persons is set forth in Exhibit 1.01 hereto."
Present principal occupation or employment:
This Amendment hereby amends and restates Item 2(c) in its entirety, to read as follows:

"The principal business of each of the Farallon Funds is that of a private investment entity engaging in the purchase and sale of investments for its own account. The principal business of the Farallon General Partner is to act as the general partner of investment partnerships, including FCP, FCIP, FCIP II, FCIP III, FCOI II and FCAMI, and as the sole member of general partners of investment partnerships, including the FCIP V General Partner and the FHPM General Partner. The principal business of the FCIP V General Partner is to act as the general partner of FCIP V. The principal business of the F5MI General Partner is to act as the general partner of F5MI. The principal business of the FHPM General Partner is to act as the general partner of FHPM. The principal business of each of the Farallon Individual Reporting Persons is set forth in Exhibit 1.01 hereto."
Citizenship:
This Amendment hereby amends and restates Item 2(f) in its entirety, to read as follows:

"The jurisdiction of organization of each of the Farallon Funds, the Farallon General Partner, the FCIP V General Partner, the F5MI General Partner and the FHPM General Partner is set forth above. Each of the Farallon Individual Reporting Persons, other than Giauque, Luo and Spokes, is a citizen of the United States. Giauque is a citizen of France. Luo is a citizen of China. Spokes is a citizen of the United Kingdom."

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment hereby amends and restates Item 4 in its entirety, to read as follows:

"The disclosure set forth in Items 5 and 6 below is hereby incorporated by reference in this Item 4.

The Reporting Persons hold the Shares for investment.

Although no Reporting Person has any specific plan or proposal to acquire, transfer or dispose of Shares or other securities of the Company, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or other securities of the Company or transfer or dispose of any or all of its Shares or other securities of the Company, depending in any case upon an ongoing evaluation of the Reporting Persons' investment in the Shares and/or such other securities, prevailing market conditions, general economic and industry conditions, other investment opportunities available to the Reporting Persons, the liquidity requirements of the Reporting Persons and/or other investment considerations. None of the Reporting Persons has made a determination regarding a maximum or minimum number of Shares or other securities of the Company which it may hold at any point in time.

Consistent with their investment intent, certain Reporting Persons or their representatives may engage in communications regarding the Company with other persons, including, without limitation, one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company. Such communications may relate, without limitation, to the Company's financial position, strategy, operations, capital structure, capital allocation practices, and/or any current or future initiatives that may be proposed or adopted by the Company's management or board of directors. During the course of such communications, the Reporting Persons or such representatives may advocate or oppose one or more courses of action.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment hereby amends and supplements Item 5(a) by deleting the text under the caption "The Farallon Funds" and replacing it in its entirety, to read as follows as follows:

"The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 279,881,450 Shares outstanding as of February 3, 2025, as reported by the Company in its Form 10-K filed with the Securities and Exchange Commission on February 11, 2025."
Number of shares as to which each person has sole or shared power to vote or dispose:
This Amendment hereby amends and supplements Item 5(b) by deleting the text under the caption "The Farallon Funds" and replacing it in its entirety, to read as follows as follows:

"The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund."
Transactions in the class effected during the past sixty days:
This Amendment hereby amends and supplements Item 5(c) by deleting the text under the caption "The Farallon Funds" and replacing it in its entirety, to read as follows as follows:

"Not applicable."
Other persons with the right to receive dividends or sale proceeds:
This Amendment hereby amends and supplements Item 5(d) by deleting the text under the caption "The Farallon Funds" and replacing it in its entirety, to read as follows as follows:

"The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by the Farallon Funds other than F5MI. The FCIP V General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by FCIP V. The F5MI General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by F5MI. The FHPM General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by FHPM. Each of the Farallon Individual Reporting Persons is a managing member or senior managing member, as the case may be, of the Farallon General Partner and a manager or senior manager, as the case may be, of the FCIP V General Partner, the F5MI General Partner and the FHPM General Partner."
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
This Amendment hereby amends and supplements Item 5(e) by deleting the text under the caption "The Farallon Funds" and replacing it in its entirety, to read as follows as follows:

"Not applicable."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
This Amendment hereby amends and supplements Item 7 by adding the following thereto:

"There is filed herewith as Exhibit 1.01 certain information required by Item 2 relating to the identity and background of the Reporting Persons.

There is filed herewith as Exhibit 5 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended."

## Signatures
- Farallon Capital Partners, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member of its General Partner (03/05/2025)
- Farallon Capital Institutional Partners, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member of its General Partner (03/05/2025)
- Farallon Capital Institutional Partners II, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member of its General Partner (03/05/2025)
- Farallon Capital Institutional Partners III, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member of its General Partner (03/05/2025)
- Four Crossings Institutional Partners V, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager of its General Partner (03/05/2025)
- Farallon Capital Offshore Investors II, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member of its General Partner (03/05/2025)
- Farallon Capital (AM) Investors, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member of its General Partner (03/05/2025)
- Farallon Capital F5 Master I, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager of its General Partner (03/05/2025)
- Farallon Healthcare Partners Master, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager of its General Partner (03/05/2025)
- Farallon Partners, L.L.C.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member (03/05/2025)
- Farallon Institutional (GP) V, L.L.C.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager (03/05/2025)
- Farallon F5 (GP), L.L.C.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager (03/05/2025)
- Farallon Healthcare Partners (GP), L.L.C.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager (03/05/2025)
- Dapice Joshua J.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (03/05/2025)
- Dreyfuss, Philip D.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (03/05/2025)
- Dunn Hannah E.: /s/ Hannah E. Dunn, Hannah E. Dunn (03/05/2025)
- Fried, Richard B: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (03/05/2025)
- Gehani, Varun N.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (03/05/2025)
- Giauque, Nicolas: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (03/05/2025)
- Kim, David T.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (03/05/2025)
- Linn, Michael G.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (03/05/2025)
- Luo Patrick (Cheng): /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (03/05/2025)
- Patel, Rajiv A.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (03/05/2025)
- Roberts, Jr., Thomas G.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (03/05/2025)
- Saito Edric C.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (03/05/2025)
- Seybold, William: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (03/05/2025)
- Short Daniel S.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (03/05/2025)
- Spokes, Andrew J. M.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (03/05/2025)
- Warren, John R.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (03/05/2025)
- Wehrly, Mark C.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (03/05/2025)